Exhibit 99.1

PRESS RELEASE	January 14, 2020

Largo Resources Announces Record Quarterly and Full Year 2019 Production Results and Provides 2020 Guidance

•             Strong Q4 2019 operational finish: Production of 3,011 tonnes of V2O5 in Q4 2019, a 16% increase over Q4 2018

•             Record FY 2019 production, achieving midpoint production guidance: 10,577 tonnes (23.3 million lbs(1)) of V2O5 produced in 2019, an increase of 8% over FY 2018

•             Record monthly V2O5 production of 1,162 tonnes in December 2019

•             Maracás Menchen Mine expansion project completed in December 2019

•             New safety record: 238 days (1.5 million man-hours worked) without a Lost Time Injury

•             2020 Guidance: Annual V2O5 production of 11,750 — 12,250 tonnes; Average annual cash operating cost excluding royalties(2) of US$3.30 — 3.50/lb V2O5; Annual sales of 9,500 — 10,000 tonnes(5); Sustaining capital expenditures(6) of US$9 — 11 million; Ferrovanadium conversion plant capital expenditures of US$5 — 7 million

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to report fourth quarter and full year 2019 production results from its Maracás Menchen Mine highlighted by a new annual production record, with 10,577 tonnes of vanadium pentoxide (“V2O5”) produced. In 2019, the Company performed well operationally, achieving its annual midpoint production guidance of 10,500 tonnes of V2O5. Management is confident that it will be able to execute on its 2020 production and cost guidance building upon the Company’s operational successes achieved in FY 2019.

Total production from the Maracás Menchen Mine in FY 2019 was 10,577 tonnes of V2O5, representing an increase of 8% over FY 2018. The Company also produced 3,011 tonnes of V2O5 in Q4 2019, which is an increase of 16% over Q4 2018. Production in Q4 2019 represents the third consecutive quarter-over-quarter of production growth in 2019 and is the strongest quarter of production since commencement of operations in 2014. Increased production in Q3 2019 and Q4 2019 is largely due to the ramp-up and completion of the Company’s expansion project which concluded in December following the commissioning of the pre-evaporator and leaching, de-silication and precipitation tanks.

In Q4 2019, 329,792 tonnes of ore with an effective V2O5 grade(3) of 1.36% were mined and the crushing unit was fed with 311,148 tonnes with an effective V2O5 grade(3) of 1.20%. The Company also produced 100,879 tonnes of concentrate ore with an average V2O5 grade of 3.28% in Q4 2019 compared to 92,190 tonnes produced in Q4 2018 with a grade of 3.27%.

Global V2O5 recovery rates(4) averaged 78.5% in FY 2019 which is an improvement over the 77.0% averaged in FY 2018. In Q4 2019, global recoveries(4) averaged 77.3% which compares favourably to 75.3% averaged in Q4 2018. Global recoveries(4) declined quarter-over-quarter in 2019 primarily due to some process variability during the expansion ramp-up phase.

A summary of Q4 and FY 2019 production results from the Maracás Menchen Mine is presented below:

	2019					2018
	Q4	Q3	Q2	Q1	Full Year	Q4	Full Year

Total Ore Mined (tonnes)	329,792	267,257	308,858	250,109	1,156,016	256,436	822,795
Ore Grade Mined - Effective Grade (%)(3)	1.36	1.52	1.21	1.29	1.34	1.33	1.30

Effective Grade of Ore Milled (%)(3)	1.57	1.44	1.49	1.51	1.50	1.53	1.68
Concentrate Produced (tonnes)	100,879	92,629	102,320	86,673	382,501	92,190	343,126
Grade of Concentrate (%)	3.28	3.26	3.30	3.32	3.29	3.27	3.41
Contained V2O5 (tonnes)	3,310	3,016	3,380	2,874	12,580	3,016	11,718

Crushing Recovery (%)	96.6	96.5	98.0	97.0	97.0	97.4	97.2
Milling Recovery (%)	96.0	97.0	97.9	96.8	96.9	97.9	96.9
Kiln Recovery (%)	89.7	88.8	88.8	89.2	89.1	84.3	86.6
Leaching Recovery (%)	96.7	97.2	95.7	97.7	96.8	96.5	97.2
Chemical Plant Recovery (%)	96.1	96.7	97.1	97.7	96.8	97.2	97.0
Global Recovery (%)(4)	77.3	78.1	79.1	80.0	78.5	75.3	77.0

V2O5 produced (tonnes)	3,011	2,952	2,515	2,099	10,577	2,595	9,830
V2O5 produced (equivalent pounds(1))	6,638,111	6,508,038	5,544,619	4,627,497	23,318,266	5,720,989	21,671,415

Paulo Misk, President and Chief Executive Officer of Largo, stated: “I am very pleased with the Company’s outstanding operational performance in 2019 further underscoring the dedication demonstrated by the whole Largo team. The Company experienced another solid year of production in 2019 following the successful completion of its expansion project which contributed to a new monthly V2O5 production record of 1,162 tonnes in December. Additionally, as a result of effective cost management, the Company expects its 2019 annual average cash operating cost excluding royalties(2) to be lower than its updated 2019 cash cost guidance range of US$3.30 to $3.40 per pound V2O5.”

He continued: “The Company also achieved a new safety record in 2019 operating 238 days (1.5 million man-hours worked) without a Lost Time Injury (LTI) surpassing its previous LTI safety record of 203 days (1.3 million man-hours worked). Safety remains a top priority at Largo and the Company plans to update the market with all of its responsible mining initiatives following the release of its 2019 environmental, social and governance report which is expected in Q1 2020. We look forward to another solid year in 2020 as we continue our focus on achieving operational targets in addition to advancing our sales and trading business. I remain extremely confident in our team as we continue this momentum in the year ahead.”

2020 Production, Cost and Sales Guidance

Building on the success of our increased name plate capacity in FY 2019, the Company expects total V2O5 production for 2020 will be in the range of 11,750 and 12,250 tonnes which is inclusive of high purity vanadium flake and high purity vanadium powder production. Additionally, the Company expects annual average cash operating cost excluding royalties(2) will be in the range of US$3.30 — 3.50/lb V2O5 in 2020 and anticipates sustaining capital expenditures(6) will be in the range of US$9.0 and $11.0 million.

Largo’s Board of Directors has approved the construction of a ferrovanadium conversion plant at the Maracás Menchen Mine subject to available liquidity. The Company expects the total capital expenditures for the conversion plant to be in the range of US$8.0 to $10.0 million, with US$5.0 to $7.0 million being incurred in 2020. In addition, the Company plans to perform cooler refractory maintenance in April 2020 and anticipates lower production during this month and higher cash operating costs in Q2 2020. The Company will also utilize this downtime to perform feed rate improvements on the kiln which is expected to increase the nameplate production capacity to 1,100 tonnes of V2O5 per month from 1,000. In addition to the Company’s sustaining capital expenditures for 2020, the expected cost of the kiln feed rate improvement is approximately US$1.3 million.

Largo’s current offtake agreement with Glencore International AG expires on April 30, 2020 and the Company will be responsible for its own sales and distribution directly to end-users from May 2020 onwards. Consequently, the Company anticipates total sales in 2020 will be in the range of 9,500 to 10,000 tonnes, with approximately 2,000 to 2,500 tonnes of its total V2O5 production in 2020 forming part of inventory working capital due to shipping and delivery lead times. The Company’s expected total sales in 2020 will consist of V2O5, high purity V2O5, and ferrovanadium.

A summary of the Company’s 2020 guidance is listed in the table below:

2020 Guidance
Annual V2O5 Production Guidance	11,750 – 12,250 tonnes
Annual Sales Guidance(5)	9,500 – 10,000 tonnes
Average Annual Cash Operating Cost Guidance Per Pound Excluding Royalties(2)	US$3.30 – 3.50
Sustaining Capital Expenditures(6)	US$9.0 – 11.0 million
Ferrovanadium Conversion Plant Capital Expenditures	US$5.0 – 7.0 million

About Largo Resources

Largo is a Toronto-based strategic mineral company focused on the production of vanadium flake, high purity vanadium flake and high purity vanadium powder at the Maracás Menchen Mine located in Bahia State, Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo, please visit our website at www.largoresources.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of applicable Canadian securities legislation (“forward-looking statements”). Information in this press release includes, but is not limited to, statements with respect the annual cash operating costs; ferrovanadium conversion plant and the costs associated therewith; the timing and amount of estimated future production; ; anticipated total sales of V2O5; cash costs of future activities and operations; and the extent of capital and operating expenditures.  Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s 2019 production guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company’s anticipated 2019 production guidance has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Non-GAAP Measures

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

Cash Operating Costs

The Company’s press release refers to cash operating costs per pound produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs, but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs.  These costs are then divided by the pounds of production from the Maracás Menchen Mine to arrive at the cash operating costs per pound produced.

The measure, along with revenues, is considered to be one of the key indicators of the Company’s ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

(1)  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)  The cash operating costs per pound produced and cash operating costs excluding royalties per pound produced reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(3)  Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(4)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(5)  Inclusive of V2O5, high purity V2O5, and ferrovanadium.

(6)  Excludes capitalized waste stripping costs.